

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 16, 2008

Mr. Gerald Goodman
Chief Financial Officer
Tekoil & Gas Corporation
5036 Dr. Phillips Blvd.
Orlando, FL 32819

        Re: **Tekoil & Gas Corporation**
                  Form 10-KSB for Fiscal Year Ended December 31, 2007
                  Filed April 18, 2008
                  Form 10-Q for the Fiscal Quarter Ended September 30, 2008
                  Filed November 12, 2008
                  File No. 000-52100

Dear Mr. Goodman:

        We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis or Plan of Operation, page 29

General

1.   Please amend your filing to include a discussion of and disclosures for all existing off-balance sheet arrangements, as required by Item 303(c) of Regulation S-B (Item 303(a)(4) of Regulation S-K, subsequent to adopting guidance in Release 33-8760), or tell us why you believe that such disclosures are not required in your filing.

Controls and Procedures, page 38

Management's Annual Report on Internal Control over Financial Reporting, page 38

2.   It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007 pursuant to Rule 308T of Regulation S-B. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

        If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

        In performing your evaluation, you may find the following documents helpful:

        ▪   the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

        ▪   the Commission's release *Commission Guidance Regarding Management's Report on Internal Control over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

        ▪   the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Please note that the failure to perform management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

3.	In addition, your disclosure does not include an identification of the framework you used to evaluate the effectiveness of internal control and omits a statement as to the absence of a corresponding attestation report of your registered public accounting firm. Accordingly, please revise your disclosure and amend your filing to fully comply with the guidance of Rule 308T of Regulation S-B.

4.	Please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* covered by the report and revise your disclosure as appropriate. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and **reported** within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. Alternatively, please amend the Form 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

Financial Statements, page 37

Note 1 – Description of Business and Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-9

5.	We note your accounting policy for revenue recognition pertaining to sales of oil and natural gas produced, and that you adhere to the guidance provided in SAB 104. In future filings, please expand your disclosure to more specifically address the particular revenue recognition criteria that correspond to the conveyance of your product through your sales transactions. Your disclosure should avoid being limited to a "boiler-plate" recitation of the SAB 104 criteria. That is, your disclosure should provide insight into when you recognize revenue, including significant delivery terms.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Exhibit 31

6.   Please amend your filing to include revised officers' certifications, which should include both the internal control over financial reporting language of the introductory section of paragraph 4 and paragraph 4(b), which are now required, as you commenced reporting on your internal control over financial reporting in your 2007 Form 10-KSB. Similarly, please amend your Form 10-Q for the fiscal quarter ended June 30, 2008. Refer to Item 601(1)(i) of Regulation S-K for further guidance.

Engineering Comments

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Description of Business, page 5

Galveston Bay Developments, page 13

7.   We note your statement "The Galveston Bay properties include 34 producing wells with 33 PDNP (proved non-producing) opportunities and more than 64 PUD (proved undeveloped) opportunities. There are 24,261 gross acres included in the Galveston Bay properties, as well as transportation and processing infrastructure." Please amend your document to: include the information required by SEC Industry Guide 2; describe the proved reserve volumes you have attributed to these "opportunities;" and, identify the parties that estimated these reserves.

8.   We note the royalties to be paid the sellers of the Galveston Bay properties. We do not expect such quantities to be included in your claimed proved reserve volumes. Please affirm, if true, that you have not claimed the reserves attributable to these royalties. If not true, please justify your position to us.

Management's Discussion and Analysis or Plan of Operation, page 29

Liquidity and Capital Resources, page 33

9.   We note your statement "Our majority-owned subsidiary completed the
        acquisition of the Galveston Bay, Texas properties in May 2007. Total
        consideration paid was approximately $45.9 million." This does not agree with
        the acquisition cost of $32.4 million, disclosed on page F-32. Please explain this
        difference to us and amend your document if it is appropriate.

Notes To Consolidated Financial Statements, Page F-7

Supplemental Information on Oil and Gas Reserves (Unaudited), Page F-32

Estimated Quantities of Proved Reserves, page F-33

10.   Please modify the "Extensions, discoveries and acquisitions" line item to separate
        the volumes due to acquisitions (purchases of minerals in place) per FAS 69,
        paragraph 11.

11.   We note your statement, "The following table of net proved oil and natural gas
        reserves…are based on evaluations prepared by the Company's engineers and
        third-party reservoir engineers for the oil and gas properties currently producing."
        Please amend your document to identify your third-party reservoir engineers.

12.   Please furnish to us the petroleum engineering reports you used as the basis for
        your 2007 proved reserve disclosures. Please ensure these include:

   a) One-line recaps for each property sorted by field and by present worth within
      each proved reserve category including the estimated date of first production for
      your proved undeveloped properties;
   b) Total company summary income forecast schedules for each proved reserve
      category with proved developed segregated into producing and non-producing
      properties;
   c) Individual income forecasts for each of the two largest properties (net equivalent
      reserve basis) in the proved developed and proved undeveloped categories as well
      as the AFE for each of the two PUD projects;
   d) Narratives and engineering exhibits (e.g., maps, rate/time plots, volumetric
      calculations) for each of these four largest properties. Please include normal
      operational plots such as oil cut vs. cumulative production and injection
      history/estimated fill up for any secondary recovery units in these largest four
      properties.

Mr. Gerald Goodman
Tekoil & Gas Corporation
December 16, 2008
Page 6

Standardized Measure of Discounted Future Net Cash Flows, page F-34

13.   Please amend your document to disclose the estimated future production costs
        separately from estimated future development costs as required by FAS 69,
        paragraph 30(b).

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Donald F. Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. You may contact Ronald M. Winfrey, Petroleum Engineer, at (202) 551-3704, with questions about engineering comments. Please contact me, at (202) 551-3461, with any other questions.

Sincerely,

Christopher J. White
Branch Chief